FORM C		OMB APPROVAL
	UNITED STATES **SECURITIES AND EXCHANGE COMMISSION** Washington, D.C. 20549	OMB Number:
FORM C		Estimated average burden hours per response:

Form C: Filer Information

Filer CIK:
> 0002026667

Filer CCC:
> ydp#7nkq

Is this a LIVE or TEST Filing?
> ⦿ LIVE ◯ TEST

Is this an electronic copy of an official filing submitted in paper format in connection with a hardship exemption?
> ☐

Would you like a Return Copy?
> ☐

Submission Contact Information

Name:
> Etienne Hendrickx

Phone Number:
> 7273824008

Contact E-Mail Address:
> etienne@shapeaccelerator com

Notify via Filing Website only?
> ☐

Notification Email Address:
> etienne@shapeaccelerator com

Notification Email Address:
> jack@raisexcapital com

Form C: Issuer Information

Issuer Information

Name of Issuer:
> SHAPEACCELERATOR USA LLC

Legal Status of Issuer:

Form:
> Limited Liability Company

Jurisdiction of Incorporation/Organization:
> FLORIDA

Date of Incorporation/Organization:
> 02-15-2023

Physical Address of Issuer:

Address 1:
> 7901 4TH ST N

Address 2:
> STE 300

City:
> ST PETERSBURG

State/Country:
> FLORIDA

Mailing Zip/Postal Code:
> 33702

Website of Issuer:
> www shapeaccelerator com

Is there a Co-issuer?
> ◯ Yes ⦿ No

Intermediary through which the Offering will be Conducted:

CIK:
> 0001455325

Company Name: MUNDIAL FINANCIAL GROUP, LLC

Commission File Number: 008-68154

CRD Number: 000149531

Form C: Offering Information

Offering Information

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the Issuer shall pay a fee of four to eight percent (4-8%) of the amount raised in the offer to the intermediary.

Any other financial interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Mundial will take a one (1%) fee in equity

Type of Security Offered: Common Stock

Target Number of Securities to be Offered: 10000

Price: 1 00000

Target Offering Amount: 10000 00

Maximum Offering Amount (if different from Target Offering Amount):   124000 00

Oversubscriptions Accepted: ⦿ Yes ◯ No

If yes, disclose how oversubscriptions will be allocated: First-come, first-served basis

Deadline to reach the Target Offering Amount: 09-30-2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Form C: Annual Report Disclosure Requirements

Annual Report Disclosure Requirements

Current Number of Employees: 0 00

Total Assets Most Recent Fiscal Year-end: 130575 00

Total Assets Prior Fiscal Year-end: 0 00

Cash and Cash Equivalents Most Recent Fiscal Year-end: 29075 00

Cash and Cash Equivalents Prior Fiscal Year-end: 0 00

Accounts Receivable Most Recent Fiscal Year-end: 5800 00

Accounts Receivable Prior Fiscal Year-end: 0 00

Short-term Debt Most Recent Fiscal Year-end: 137900 00

Short-term Debt Prior Fiscal Year-end: `0 00`

Long-term Debt Most Recent Fiscal Year-end: `0 00`

Long-term Debt Prior Fiscal Year-end: `0 00`

Revenue/Sales Most Recent Fiscal Year-end: `138000 00`

Revenue/Sales Prior Fiscal Year-end: `0 00`

Cost of Goods Sold Most Recent Fiscal Year-end: `18400 00`

Cost of Goods Sold Prior Fiscal Year-end: `0 00`

Taxes Paid Most Recent Fiscal Year-end: `0 00`

Taxes Paid Prior Fiscal Year-end: `0 00`

Net Income Most Recent Fiscal Year-end: `-27325 00`

Net Income Prior Fiscal Year-end: `0 00`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: `ALABAMA`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: `ALASKA`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: `ARIZONA`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: `ARKANSAS`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: `CALIFORNIA`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: `COLORADO`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: `CONNECTICUT`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: `DELAWARE`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: `DISTRICT OF COLUMBIA`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: `FLORIDA`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: `GEORGIA`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: `HAWAII`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: `IDAHO`

Using the list below, select the jurisdictions in which the issuer intends to `ILLINOIS` offer the securities:

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: INDIANA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: IOWA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: KANSAS

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: KENTUCKY

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: LOUISIANA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: MAINE

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: MARYLAND

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: MASSACHUSETTS

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: MICHIGAN

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: MINNESOTA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: MISSISSIPPI

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: MISSOURI

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: MONTANA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: NEBRASKA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: NEVADA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: NEW HAMPSHIRE

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: NEW JERSEY

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: NEW MEXICO

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: NEW YORK

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: NORTH CAROLINA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: NORTH DAKOTA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities: OHIO

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OKLAHOMA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OREGON
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	PENNSYLVANIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	PUERTO RICO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	RHODE ISLAND
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SOUTH CAROLINA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SOUTH DAKOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	TENNESSEE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	TEXAS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	UTAH
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	VERMONT
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	VIRGINIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WASHINGTON
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WEST VIRGINIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WISCONSIN
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WYOMING
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ALBERTA, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	BRITISH COLUMBIA, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MANITOBA, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW BRUNSWICK, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEWFOUNDLAND, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NOVA SCOTIA, CANADA
Using the list below, select the jurisdictions in which the issuer intends to	ONTARIO, CANADA

offer the securities:

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	PRINCE EDWARD ISLAND, CANADA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	QUEBEC, CANADA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SASKATCHEWAN, CANADA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	YUKON, CANADA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	CANADA (FEDERAL LEVEL)

Form C: Signature

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer: SHAPE ACCELERATOR USA LLC

Signature:

Title: Founder - CEO